June 30, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Division of Corporation Finance

Re:	Cray Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed May 7, 2010 File No. 000-26820
Dear Ms. Collins:
Cray Inc. (the “Company”) is in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated June 21, 2010, delivered to the Company in respect of the above-referenced filings. As we have discussed with you via telephone, the Company has recently appointed a new Chief Accounting Officer and, as a result of this and other timing factors such as our fiscal quarter end, the Company respectfully requests additional time to respond to the Staff’s comments. The Company would expect to be in a position to respond to the Staff’s comments by July 16, 2010.
Please direct any questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.

Respectfully yours,
/s/ Brian Henry

Brian Henry Executive Vice President and Chief Financial Officer

cc:	Melissa Kindelan, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission
Alan C. Smith, Fenwick & West LLP